EXHIBIT 10a

July 22, 2024

Dear __________,

This letter is to confirm our offer of employment for the position of Senior Vice President and Chief Financial Officer, with a starting salary of $525,000 annually and a start date to be mutually agreed upon, pursuant to NW Natural Board approval. We know you will play an important role in our future growth and success, and we look forward to having you as a part of our executive leadership team.

With this offer, you will be eligible to participate in NW Natural’s comprehensive compensation and benefit programs. As a member of our executive team, your vacation time will be coordinated with your manager and is not limited to specific days per year. Our 401(k) plan offers a generous company match of 60% of your first 8% of elective contributions (up to a maximum of 4.8% of annual salary). This match is immediately vested and contributed to your account each pay period. In addition, we offer an Enhanced 401(k) benefit that will contribute an amount equal to 5% of your gross earnings each pay period into your account. This Enhanced contribution is subject to a 3-year cliff vesting.

In addition to salary and benefits, you will be eligible to participate in our executive annual and long term incentive compensation programs. The Executive Annual Incentive Plan (EAIP) will provide you the opportunity to earn an incentive award based on company performance against pre-established goals and targets as well as individual performance. The annual target award opportunity under this program for your position is 60% of your annual salary and the maximum opportunity is 105%. Awards are prorated for partial year participation. Employees hired after September 30th of the current plan year are not eligible to participate in the EAIP until the following plan year.

The long term incentive opportunity is targeted to deliver to you approximately $550,000. In summary, the Performance Share plan provides participants the opportunity to earn company stock and cash dividend equivalents over a three-year period. The performance criteria for the Performance Share award includes the following: (1) A three-year ROIC Threshold which must be achieved before any awards from the cycle can be paid; (2) Cumulative EPS for the cycle relative to annually established targets will determine the payout prior to any modification, and (3) a relative total shareholder return modifier will be applied to payout if the company greatly outperforms or underperforms our peer companies. Additionally, the RSU program provides an annual grant of restricted stock units which vest ratably over four years if a performance threshold is achieved. The details of Performance Shares and RSUs will be provided in an agreement between you and NW Natural and are subject to Board approval in our February 2025 meeting.

You will be eligible to defer up to 50% of your salary and up to 100% of your annual incentive and long term incentives into a non-qualified deferred compensation program. This program has a provision that will make up for any portion of your 401(k) match and Enhanced benefit that cannot be earned due to exceeding IRS recognized income caps.

Subject to Board approval, you will receive a change in control severance agreement which provides 2 times base salary and target annual incentive if there is a change in ownership in the company and, as a result, you lose your job.

In addition to the items described above, you are also being offered the following:
•A new hire, one-time sign on cash bonus in the amount of $200,000. In the event that your employment ends for any reason within the 24-month period after your start date, you agree that you will be liable to and must repay this sign-on bonus back to the company in full. This bonus, less applicable deductions and taxes, will be paid out 30 days from your start date.
•A one-time relocation cash payment in the amount of $100,000. In the event that you voluntarily terminate your employment or are terminated for cause within the 12-month period after your start date, you agree that you will be liable to and must repay this relocation payment back to the company in full. This payment, less applicable deductions and taxes, will be paid out 30 days from your start date.
•Subject to Board approval, a special retention grant of Restricted Stock Units (Special RSUs) approximately valued at $300,000. This Special RSUs grant would not be subject to performance criteria and would vest one-third on each anniversary of the grant date, assuming continued employment. The details of this grant will be described in a separate agreement and will be awarded to you no later than September 2024.
Please refer to the attached Total Compensation Package Summary for Non-Bargaining Employees for additional details regarding benefit programs and eligibility. If you accept employment with NW Natural and wish to include dependents under your health plans, please note that documentation will be required to verify dependent eligibility. If you do not have copies available of your marriage certificate (to cover a spouse) or birth certificates (to cover children) you may want to request them, as these are necessary to add your dependents to your health coverage. If you wish to cover a domestic partner on your health plans, a domestic partner affidavit must be completed by you and your domestic partner. You can obtain this form by contacting a member of the benefits team. Of course, compensation and benefits programs are subject to change at the Company’s discretion.

In accepting our offer of employment, you acknowledge your understanding that your employment at NW Natural will be on an at-will basis, meaning that either you or the Company is free to terminate the employment relationship at any time with or without cause or notice.

This offer is contingent upon NW Natural Holdings Board of Director’s approval and appointment of you to the CFO role, satisfactory results from our background check, credit check, references, and I-9 documentation.

I am confident that you will play an integral role in the future growth and success of the Company, and I believe you will find this new role both challenging and rewarding. Please signify your acceptance of this position and agreement to the terms of the offer by signing this letter and returning the original to __________ with a copy to me. If you have any questions, please do not hesitate to contact me.

Sincerely,

Justin Palfreyman
President, NW Natural & Holdings

ACCEPTED:

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